Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratios)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes	$(213)	$(284)	$140	$(14)	$(289)
Adjustments for equity method investments	—	1	(3)	2	(2)
Fixed charges	97	137	192	218	207
Total	$(116)	$(146)	$329	$206	$(84)

Fixed charges:
Interest expense(1)	$90	$130	$185	$212	$201
Estimated interest portion of net rental expense(2)	7	7	7	6	6
Total	$97	$137	$192	$218	$207

Ratio of earnings to fixed charges(3)	—	—	1.71	—	—
Coverage deficiencies	$213	$283	$—	$12	$291

______________
(1)        Consists of interest expense on all indebtedness including amortization of deferred financing costs.

(2)        One-third of rental expense net of income from subleases is deemed an appropriate representative of the interest rate factor.

(3)        The ratio of earnings to fixed charges was less than 1:1 for the years ended December 31, 2015 and 2014, which was driven by Market-related fair value adjustments to our mortgage servicing rights, provisions for legal and regulatory reserves, charges related to early debt retirement and costs to re-engineer our business. The ratio was less than 1:1 for the years ended December 31, 2012 and 2011, which was primarily driven by unfavorable Market-related fair value adjustments to our mortgage servicing rights.